24000149

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-47312

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Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ascensus Broker Dealer Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

95 Wells Avenue, Suite 160
(No and Street)

Newton	MA	02459
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Denise M Gingolaski	215-648-5202	denise gingolaski@ascensus com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

One Penn Plaza, Ste 3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption See 17 CFR 240 17a-5(e)(1)(ii), if applicable

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Denise M Gingolaski, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ascensus Broker Dealer Services, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth Of Pennsylvania - Notary Seal
BLAINE MINNICH, Notary Public
BUCKS County
My Commission Expires June 9, 2025
Commission Number 1288811

Notary Public 2-26-24

Signature: Denise M Gingolaski

Title: FIN OP

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210 1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240 15c3-1 or 17 CFR 240.18a-1, as applicable
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240 15c3-3
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240 18a-4, as applicable
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240 15c3-3
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240 15c3-1, 17 CFR 240 18a-1, or 17 CFR 240 18a-2, as applicable, and the reserve requirements under 17 CFR 240 15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240 17a-5 or 17 CFR 240 18a-7, as applicable
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240 18a-7, or 17 CFR 240 17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240 17a-5 or 17 CFR 240 18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240 15c3-1e or 17 CFR 240 17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240 17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

bakertilly

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Mercury Parent Holdings, Inc. and Member of
Ascensus Broker Dealer Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ascensus Broker Dealer Services, LLC (the Company) as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provided a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2023.

New York, New York
February 26, 2024

ASCENSUS BROKER DEALER SERVICES, LLC

Statement of Financial Condition

		December 31, 2023
ASSETS		
Cash	$	27,143,340
Accounts receivable, net		209,000
Accounts receivable passthrough		2,944,092
Unbilled revenues		4,879,106
Prepaid expenses		417,760
Customer relationships, net of accumulated amortization of $21,130,274		218,409,726
Goodwill		42,664,799
TOTAL ASSETS	**$**	**296,667,823**
LIABILITIES AND MEMBER'S EQUITY		
Due to related parties, net	$	1,735,025
Accounts payable and accrued expenses		874,843
Accounts payable passthrough		2,944,092
Other liabilities		1,525,322
Total liabilities		7,079,282
Commitments and contingencies (Note 5)		
Member's Equity		289,588,541
TOTAL LIABILITIES & MEMBER'S EQUITY	**$**	**296,667,823**

The accompanying notes are an integral part of the Statement of Financial Condition.

Note 1: Organization and Operation

Ascensus Broker Dealer Services, LLC (the "Company") is a registered broker-dealer with the United States Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), a wholly-owned subsidiary of Ascensus Group, LLC ("Ascensus") and formed in Delaware. The Company, as a single member limited liability and disregarded entity, is not subject to tax and therefore the Company does not include in its Statement of Financial Condition amounts of consolidated current and deferred taxes.

Ascensus' other subsidiaries who service college savings programs ("529 Plans") are Ascensus Investment Advisors, LLC ("AIA"), a registered investment advisor, and Ascensus College Savings Recordkeeping Services, LLC ("ACSRS"), a registered transfer agent. Ascensus' other subsidiary who services retirement and benefit plans is Ascensus, LLC. Ascensus' other subsidiary who services corporate-owned and bank-owned life insurance policies to nationally recognized insurance carriers is Newport Group, Inc. ("NGI"). Ascensus is an indirect wholly-owned subsidiary of Mercury Parent Holdings, Inc. ("Ultimate Parent"). Refer to Note 3 *Related Party Transactions.*

The Company has agreements to provide program management, transfer and servicing and administration services for various 529 Plans. The 529 Plans are named after section 529 of the Internal Revenue Code and are sponsored by state agencies ("States"). As permitted under these contracts, the Company has executed agreements with affiliates AIA and ACSRS under which the affiliates will provide the advisory, transfer and servicing agent functions for these 529 Plans. The Company also provides wholesale mutual fund commission collection services for retirement and benefit plans that are serviced by Ascensus, LLC. The Company, AIA, ACSRS and Ascensus, LLC are affiliated through common ownership under Ascensus.

The underlying assets in the 529 Plans are invested in investment portfolios, mutual funds, exchange-traded funds and Federal Deposit Insurance Corporation ("FDIC") insured savings accounts or separate accounts ("underlying investments"). The Company has entered into agreements with various investment managers who are responsible for the day-to-day management of the underlying investments. The retirement and benefit plans offer securities of major mutual fund companies on a payroll deduction basis through Ascensus, LLC. The mutual fund companies pay commissions to the Company on a shared commission basis ("12b-1 fees").

The Company enters into selling agreements with insurance carriers performing marketing and sales activities devoted primarily to variable life insurance used as funding vehicles within corporate sponsored employee benefit programs. In performing insurance services, the Company acts as an intermediary in the placement of effective insurance policies with nationally recognized insurance carriers whereby the Company earns commissions.

Merger with Newport Group Securities, LLC

On September 1, 2023, Newport Group Securities, LLC ("NGS"), another indirect wholly-owned subsidiary of Ascensus and the Ultimate Parent merged into the Company with the Company surviving for no cash or equity consideration (the "Merger"). NGS and the Company are entities under common-control as of April 7, 2022, when the Ultimate Parent, through an indirect wholly-owned subsidiary, acquired Newport Group Holdings L.P. and its subsidiaries ("Newport"), including NGS. The Merger is also considered a related party transaction.

NGS was a dually registered broker-dealer and investment advisor with the SEC and FINRA who acted as an intermediary in the placement of effective insurance policies with nationally recognized insurance carriers and also provided investment consulting services on investment strategies for corporations. Prior to the Merger, NGS: (i) through a transfer of assets, assigned its registered investment advisory contracts with customers and related net assets to another affiliated entity, Newport Group Consulting, LLC that is an indirect wholly-owned subsidiary of Ascensus and the Ultimate Parent on July 31, 2023, for no cash or equity consideration; and (ii) converted from a corporation to a single member limited liability company and disregarded entity on August 30, 2023, and was therefore no longer subject to income taxes and would not include in its Statement of Financial Condition amounts of current and deferred income taxes.

The Merger resulted in a transfer of a business and a change in reporting entity with the Company accounting for the Merger as a common-control transaction. Common-control transactions are not accounted for as business combinations because there is no change in control of the parent entity. The method used to present a common-control transaction that results in a change in the reporting entity is similar to pooling of interests method that was a method of accounting for a merger of two businesses. Under the application of pooling of interests methods, the assets and liabilities of the two businesses are combined at their historical carrying amounts and all historical periods are adjusted as if the businesses had always been combined. When accounting for the transfer of net assets between the entities under common control, the entity that receives the net assets shall initially measure the net assets transferred at their historical cost of the parent entity under common control and will require pushdown accounting to be applied when the historical cost of the transferring entity differs from the historical cost of the parent entity. As a result of applying pushdown accounting, goodwill and other intangible assets may be required to be allocated to the receiving entity if pushdown accounting had not been previously elected by the transferring entity upon a change in control as a result of an acquisition. The Merger combined two broker-dealer entities that are single member limited liability companies and disregarded entities whereby the Company, as the receiving entity, absorbed the broker-dealer business and operations of NGS as the transferring entity.

In connection with the Merger, the Company made a cumulative adjustment to member's equity. As part of this opening period adjustment, the Company was required to apply pushdown accounting to allocate the historical carrying amounts of customer relationships and goodwill held at the Ultimate Parent. Therefore, in connection with the Merger, the Company recognized customer relationships, net of accumulated amortization and goodwill of $232,109,175 and $42,664,799, respectively. The common stock and paid-in-capital of NGS was also eliminated.

The following table summarizes the net assets received by the Company in connection with the Merger:

	Total
Assets	
Cash	$ 14,059,196
Accounts receivable, net	1,028,500
Unbilled revenues	3,810,929
Prepaid expenses	84,801
Deferred income taxes	71,549
Customer relationships, net	232,109,175
Goodwill	42,664,799
Liabilities	
Due to related parties	8,920,957
Accounts payable and accrued expenses	2,370,361
Deferred revenues	716,820
Other liabilities	732,505
Net assets transferred	**$ 281,088,306**

As a result of the Merger, the Company's operations did not materially change and there was no change to the Company's net capital and ratio of aggregate indebtedness to net capital requirements.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The Company prepared its Statement of Financial Condition in accordance with United States generally accepted accounting principles ("GAAP").

Use of Estimates and Assumptions

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, when applicable, as of the date of the Statement of Financial Condition. Actual results could differ from these estimates.

Cash

Cash primarily includes demand bank and interest-earning deposits. The Company holds unremitted mutual fund commissions in a fiduciary account for the exclusive benefit of customers in accordance with Section (k)(2)(i) of the 1934 Securities Exchange Act, as amended, and Rule 15c3-3. All of the funds that are deposited into this account are then transferred to the administrative fee credit account to be maintained for the benefit of the customer's plans at the end of each month. The Company maintains its cash balances with various major national depository institutions, in amounts which may exceed the insurance limits of the FDIC. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligations. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk on such deposits.

Receivables and Unbilled Revenues

Unbilled revenues are accrued when a service has been provided but such services have not yet been billed to the customer and are expected to be collected within one year. Management will establish an allowance for credit losses on its accounts receivable to reflect management's best estimate of expected recovery when collection appears uncertain. As of December 31, 2023, there were no accounts written off during the year.

Accounts receivable passthrough include commission funds received from mutual fund companies on behalf of customers and unaffiliated broker-dealers and banks. The receivables are accrued and collected in the following month and are subsequently remitted to customers on a monthly basis and unaffiliated broker-dealers and banks on a weekly or quarterly basis. The accounts receivable passthrough funds represent: (i) ninety-five percent of the total commissions received on behalf of customers, after reducing these commissions by five percent for 12b-1 fees earned by the Company; and (ii) 100% of the total commissions received on behalf of unaffiliated broker-dealers and banks which are solely attributable to these entities.

Goodwill and Customer Relationships

Goodwill represents the excess of the cost of an acquired entity over the fair value of the tangible assets acquired and liabilities assumed. Goodwill is not amortized, but instead is tested for impairment on an annual basis and between annual tests if events or circumstances indicate that there has been a potential decline in the fair value of a reporting unit.

In connection with the Merger, the Company recognized goodwill. Refer to Note 1 *Organization and Operation.* The Company is part of a reporting unit which is tested annually for goodwill impairment for the Ultimate Parent. For standalone reporting purposes, the Company's impairment is assessed at the entity level. The Company's annual impairment test is performed as of October 1 of each year. The Company tests goodwill for impairment by first assessing qualitative factors to determine whether it is more likely than not that the fair value of the entity is less than its carrying value. This qualitative assessment considers various financial, macroeconomic, industry and reporting unit specific qualitative factors. If the fair value exceeds the carrying amount, the goodwill is not

considered impaired. If the Company concludes that it is more likely than not that the fair value of the entity is less than the carrying value, then it performs a quantitative test which includes significant assumptions including projected growth rates, profitability projections, working capital assumptions and other specific quantitative factors. If the carrying amount exceeds fair value, goodwill is deemed impaired and an impairment charge is recognized based on the excess of the carrying amount over fair value. The Company did not recognize any impairment loss during the year ended December 31, 2023 as the fair value of the entity was greater than its carrying amount.

In connection with the Merger, the Company recognized customer relationships intangible assets with a weighted average useful life of 25.8 years. Refer to Note 1 *Organization and Operation.* Customer relationships are amortized on a pattern of consumption basis over their estimated useful lives. The Company tests customer relationships for potential impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. When an event or change in circumstances occurs, in performing the review for impairment, future cash flows expected to result from the use of the assets and their eventual disposal are estimated. If the undiscounted future cash flows are less than the carrying amounts of the assets, there is an indication that the asset may be impaired. The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the assets. The fair value is determined either through the use of an external valuation, or by means of an analysis of discounted future cash flows based on expected utilization. There were no impairment charges recorded for the year ended December 31, 2023.

Accounts Payable Passthrough

Accounts payable passthrough include obligations arising from commission funds received from mutual fund companies on behalf of customers and unaffiliated broker-dealers and banks. Accounts payable passthrough is an offset to accounts receivable passthrough. The associated funds are remitted to customers on a monthly basis and unaffiliated broker-dealers and banks on a weekly or quarterly basis.

Prepaid Expenses

Prepaid expenses include advance commissions, regulatory fees, and other upfront fees. As of December 31, 2023, the majority of prepaid expenses related to advance commissions paid by the Company to advisors on Class C units sold to participants in various 529 plans. These amounts are capitalized and paid by the Company on a weekly basis. The assets are amortized on a straight-line basis over one year. The amortization period is consistent with the period the Company is paid on contingent deferred sales charge fees related to the Class C units prior to the ongoing fee received for amounts invested in Class C units starting at month thirteen.

New Accounting Standards

The Company did not adopt any accounting standards as of December 31, 2023 and there are no recently issued pending accounting standards updates that are expected to have a material impact.

Note 3: Related Party Transactions

The Company is a member of a group of affiliated companies and has material transactions and relationships with members of the group. Refer to Note 1 *Organization and Operation.* Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result among unrelated parties.

In general, the Company, AIA and ACSRS jointly enter into contracts with State Trustees of the 529 Plans. Fees for services performed for these 529 Plans by the Company, AIA or ACSRS are remitted in the aggregate to the Company, AIA or ACSRS. Pursuant to a documented policy, the Company, AIA, or ACSRS generally share revenue when each company provides services to a 529 Plan. The Company accounts for the AIA or ACSRS portions of payments it receives as pass-through activities and net cash is generally remitted on a monthly basis, in arrears. Under the terms of the contracts with State Trustees of the 529 Plans, the Company is generally responsible for program management and distribution services for the respective 529 Plans.

Ascensus, LLC pays substantially all the accounts payable and payroll on behalf of the Company and is reimbursed on a regular basis. Ascensus, LLC and NGI also provides general overhead services to the Company including but not limited to the cost of processing centralized accounts payable and payroll, as well as accounting and financial planning services which are charged to the Company by Ascensus, LLC and NGI.

Due to related parties, net on the accompanying Statement of Financial Condition includes the net amount of cash due from AIA and ACSRS of $22,947 and the net amount of cash due to Ascensus, LLC and NGI of $307,307 and $1,450,665, respectively. The Company will settle these amounts during the year ended December 31, 2024.

Note 4: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934, as amended which requires the maintenance of minimum net capital. The Rule requires the Company to maintain minimum net capital equal to the greater of $250,000 or 6 2/3% of aggregated indebtedness, as defined. As of December 31, 2023, the Company had net capital of $20,000,003 which was $19,528,051 in excess of its required minimum net capital of $471,952. The Company's net capital ratio was 2.83 to 1.

Note 5: Commitments and Contingencies

In the normal course of business, the Company is subject to various legal proceedings and claims from time to time. At this time, the Company is not aware of any active legal proceedings or claims.

The Company recognizes liabilities for contingencies when it is probable that a liability has been incurred as of the balance sheet date and the amount can be reasonably estimated. For other claims or proceedings when it is reasonably possible that a liability has been incurred as of the balance sheet date and the amount can be reasonably estimated, the Company will disclose the range of such losses related to those proceedings.

The Company's agreements with the States include certain representations and warranties and provide general indemnifications in the event the Company's negligent acts, willful misconduct or fraud result in any direct losses suffered by the States. The Company's maximum exposure under these arrangements is unknown, as it would involve claims that have not yet occurred. The Company expects any risk of liability associated with such guarantees to be remote.

Note 6: Subsequent Events

During the first quarter of 2024, the Company declared and paid distributions to Ascensus in the amount of $15,000,000.